Exhibit (a)(5)(iii)

Saba Capital and Cox Capital Partners Announce Commencement of Tender Offer for Shares of Blue Owl Capital Corporation II

Offer to Purchase Approximately 6.9% of Outstanding Shares of Non-Traded OBDC II at $3.80 per Share in Cash

OBDC II Shareholders Can Receive Direct Liquidity for Their Shares, Enabling Them to Rebalance Their Portfolios Without Relying on Issuer-Sponsored Repurchase Programs

Provides a Simple, Transparent Online Platform for Shareholders and Advisors to Begin the Tender Process

NEW YORK —(BUSINESS WIRE)— Saba Capital Management, L.P. (together with certain of its affiliates, “Saba”) and Cox Capital Partners (“Cox”) (together with Saba, the “Purchasers”) today announced the commencement of a tender offer to purchase outstanding shares (“Shares”) of Blue Owl Capital Corporation II (“OBDC II”), a non-traded business development company with limited liquidity. The OBDC II offer (the “Tender Offer”) will commence on March 6, 2026, and will expire at 5:00 p.m. Eastern Time on April 24, 2026, subject to the terms in the Tender Offer documents.

The Purchasers have offered to purchase up to 8,000,000 Shares of OBDC II (or about 6.9% of the outstanding Shares), at $3.80 per Share (the “Offer Price”), in cash for a total of approximately $30,400,000, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Tender Offer documents.

The Offer Price represents a 34.9% discount to the dividend reinvestment plan issuance value per Share as disclosed by OBDC II on February 26, 2026 less the return of capital distribution expected to be paid on or before March 31, 2026. The Purchasers are not affiliated with OBDC II or its advisor.

Learn more about the Purchasers’ OBDC II Tender Offer at www.CoxCapitalPortal.com.

Additional Information on OBDC II and the Tender Offer:

•        Over the past year, OBDC II has experienced a significant increase in redemption requests.1

•        OBDC II shareholders face increased liquidity risk, as evidenced by the fund’s terminated merger, which could have forced investors to take losses of approximately 20% and would have restricted shareholders from redeeming until the deal closed.2

•        In February 2026, OBDC II announced that it intends to replace quarterly tender offers with a quarterly return of capital distribution that would be paid ratably to all shareholders and be funded by a sale of assets.3

•        Together, Saba and Cox are providing a pathway for OBDC II shareholders to tender their shares through a simple, transparent process that will enable them to receive guaranteed cash liquidity at the Offer Price for Shares accepted for purchase.

•        Shareholders can tender their shares via an easy-to-use online platform built by Cox, which guides advisors and shareholders through the process, with hands-on support as needed.

•        If more Shares are properly tendered than the maximum number sought, the Purchasers will accept Shares up to the amount offered on a pro-rata basis.

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1        OBDC II filings. Bloomberg article titled, “Blue Owl Investors Pull 15% of Assets From Tech-Focused Fund” (January 29, 2026).

2        Bloomberg article titled, “Blue Owl BDC Allows 17% Redemptions as Investors Storm Exit” (January 7, 2026). OBDC II press release dated November 5, 2025, which states that “OBDC II does not anticipate conducting additional tender offers prior to the merger.”

3        OBDC II press release dated February 18, 2026.

The Tender Offer documents will be sent by mail to holders of the Shares by the Purchasers. Shareholders may obtain additional copies of the Tender Offer documents by contacting the Purchasers. Shareholders should read these documents, as the documents contain important information about the Purchasers’ Tender Offer.

About Saba Capital Management

Saba Capital Management, L.P. is a global alternative asset management firm that seeks to deliver superior risk-adjusted returns for a diverse group of clients. Founded in 2009 by Boaz Weinstein, Saba is a pioneer of credit relative value strategies and capital structure arbitrage. Saba has offices in New York City and London. Learn more at www.sabacapital.com.

About Cox Capital Partners

Cox Capital Partners is an investment management firm specializing in secondary liquidity solutions and alternative investment strategies. Cox provides direct liquidity to shareholders, fund sponsors, limited partners, and general partners of non-traded and private BDCs, non-traded and private REITs, interval funds, and other private and feeder funds. Cox is based in Philadelphia, PA.

Additional Information and Where to Find It

This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of common stock of OBDC II or any other securities. A Tender Offer Statement on Schedule TO, including an Offer to Purchase, a Form of Assignment and related documents, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cox and Saba and/or one or more of its affiliates. A Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OBDC II. The offer to purchase shares of OBDC II is being made only pursuant to the respective Offer to Purchase, the Form of Assignment, and related documents filed as part of the Tender Offer Statement on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE ASSIGNMENT FORM, AND OTHER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF OBDC II ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Forward-Looking Statements

This document and the materials attached hereto contain forward-looking statements related to the commencement of a Tender Offer for Blue Owl Capital Corporation II (“OBDC II”), including statements regarding the anticipated benefits and timing of the tender offer. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would,” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results or transactions to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, among others, the extent to which the Tender Offer would serve as a meaningful liquidity solution for investors and whether the Tender Offer will be completed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates. Except as required by law, neither Saba nor Cox undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events, new information, or future circumstances.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy, or investment product.    The Purchasers recommend that shareholders consult with their financial professionals as part of consideration of the Tender Offer. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission from the Purchasers.

Contacts

For Shareholders:

www.CoxCapitalPortal.com

service@coxcp.com

484-840-5281

For Media:

Longacre Square Partners
Kate Sylvester / Bence Szechenyi
ksylvester@longacresquare.com / bszechenyi@longacresquare.com